As filed with the Securities and Exchange Commission on April 6, 2005

Registration Nos. 333-123384

333-123875

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FreightCar America, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3743	25-1837219
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

Two North Riverside Plaza

Suite 1250

Chicago, Illinois 60606

(800) 458-2235

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John E. Carroll, Jr. President and Chief Executive Officer FreightCar America, Inc. Two North Riverside Plaza Suite 1250 Chicago, Illinois 60606 (800) 458-2235

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Robert F. Wall, Esq. David A. Sakowitz, Esq. Winston & Strawn LLP 35 W. Wacker Drive Chicago, Illinois 60601-9703 (312) 558-5600	Stephen T. Giove, Esq. Lisa L. Jacobs, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069 (212) 848-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effectiveness of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-123384; 333-123875

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee. The following expenses will be borne solely by the registrant.

Securities and Exchange Commission registration fee	$21,860
National Association of Securities Dealers, Inc. filing fee	19,073
Nasdaq National Market listing fee	100,000
Printing and engraving expenses	400,000
Legal fees and expenses	1,250,000
Accounting fees and expenses	1,800,000
Transfer agent and registrar fees	5,000
Underwriting fees	6,783,000
Payments related to the termination of management services and other agreements	900,000
Miscellaneous	321,067

Total	$11,600,000

Item 14.    Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Section 145 of the Delaware General Corporation Law further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145 of the Delaware Corporation Law.

Our certificate of incorporation, as amended, eliminates the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities

PART II

arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit. In addition, our bylaws provides for indemnification of directors, officers, employees and agents to the fullest extent permitted by Delaware law and authorizes the company to purchase and maintain insurance to protect itself and any director, officer, employee or agent of the company or another business entity against any expense, liability, or loss, regardless of whether the company would have the power to indemnify such person under the company’s bylaws or Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we have purchased director and officer liability insurance for the benefit of such persons.

Item 15.    Recent Sales of Unregistered Securities.

On December 23, 2004, we granted stock options to purchase 1,014 Units (consisting of 557,700 shares of our common stock and 1,014 shares of our Series A voting preferred stock), at an exercise price of $0.01 per Unit, to certain of our officers and directors. The grant of these stock options was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The grant of these stock options did not involve the use of any underwriter, and no commissions were paid in connection with the grant of any of the stock options.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits

See Exhibit Index at the end of this registration statement.

(b)    Financial Statement Schedules

The following financial statement schedules of the registrant are included in Part II of the Registration Statement:

Schedule I—Condensed Financial Information of Registrant

Schedule II—Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

PART II

Item 17.    Undertakings.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 of this Registration Statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3)	The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

PART II

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”), FreightCar America, Inc. has duly caused this Post-Effective Amendment No. 1 to Registration Statement Nos. 333-123384 and 333-123875 to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on April 6, 2005.

FREIGHTCAR AMERICA, INC.

By:	/s/ John E. Carroll, Jr.
Name: John E. Carroll, Jr.
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to Registration Statement Nos. 333-123384 and 333-123875 has been signed by the following persons in their capacities on the dates listed below.

Signature	Title	Date

/s/ John E. Carroll, Jr. John E. Carroll, Jr.	President and Chief Executive Officer (principal executive officer) and Director	April 6, 2005

/s/ Kevin P. Bagby Kevin P. Bagby	Vice President, Finance, Chief Financial Officer, Treasurer and Secretary (principal financial officer and principal accounting officer)	April 6, 2005

* Camillo M. Santomero, III	Chairman of the Board and Director	April 6, 2005

* Mark D. Dalton	Director	April 6, 2005

* Jay R. Bloom	Director	April 6, 2005

* James D. Cirar	Director	April 6, 2005

* S. Mark Ray	Director	April 6, 2005

Robert N. Tidball	Director	April 6, 2005

S. Carl Soderstrom	Director	April 6, 2005

*By:
John E. Carroll, Jr. as Attorney-in-fact

FreightCar America, Inc. (Parent Company)

Schedule I—Condensed Financial Information of Registrant

Condensed Statements of Operations

	Year Ended December 31,
(in thousands)	2002	2003	2004
Compensation expense under stock option agreements (selling, general and administrative expense)	$—	$—	$8,900
Interest and related charges—Affiliated interest expense	10,176	11,711	12,746

Loss before income taxes	(10,176)	(11,711)	(21,646)

Income tax benefit	2,424	2,631	4,548

Equity (deficit) in undistributed earnings of subsidiaries	(875)	1,660	(7,762)

Net loss	(8,627)	(7,420)	(24,860)
Redeemable preferred stock dividends accumulated, but undeclared	1,062	1,063	1,062

Net loss attributable to common shareholders	$(9,689)	$(8,483)	$(25,922)

See notes to the financial statements.

FreightCar America, Inc. (Parent Company)

Schedule I—Condensed Financial Information of Registrant

Condensed Balance Sheets

	December 31,
(in thousands)	2003	2004
ASSETS
Current Assets
Receivable from subsidiaries for income taxes	$6,089	$6,341

Total current assets	6,089	6,341

Investments
Investments in and advances to/from subsidiaries	43,189	38,658

Total investments	43,189	38,658

Deferred Charges and Other Assets	3,075	3,783

Total assets	$52,353	$48,782

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Long-Term Debt
Long-term debt	$38,078	$45,108

Total long-term debt	38,078	45,108

Rights to additional acquisition consideration	22,865	28,581

Total liabilities	60,943	73,689

Redeemable Preferred Stock
Preferred stock—Series A voting, 100,000 shares authorized, 8,660 shares issued and outstanding (liquidation preference of $7,836 and $8,486, respectively)	7,836	8,486
Preferred stock—Series B non-voting, 100,000 shares authorized, 3,840 shares issued and outstanding (liquidation preference of $3,284 and $3,696, respectively)	3,284	3,696

Total redeemable preferred stock	11,120	12,182

Common Stockholders’ Deficit
Common stock—Class A voting, 100,000 shares authorized, 6,138,000 shares issued and outstanding (Note 5)	—	—
Common stock—Class B non-voting, 100,000 shares authorized, 737,000 shares issued and outstanding (Note 5)	—	—
Additional paid-in-capital	—	8,900
Accumulated deficit	(15,012)	(40,934)
Accumulated other comprehensive loss	(4,698)	(5,055)

Total common stockholders’ deficit	(19,710)	(37,089)

Total liabilities and stockholders’ deficit	$52,353	$48,782

See notes to the financial statements.

FreightCar America, Inc. (Parent Company)

Schedule I—Condensed Financial Information of Registrant

Condensed Statements of Cash Flows

	Year Ended December 31,
(in thousands)	2002	2003	2004
Investing Activities
Investment in and advances to/from subsidiaries	$—	$9,000	$—

Net cash provided by investing activities	—	9,000	—

Financing Activities
Repayment of long-term debt	—	(9,000)	—

Net cash used in financing activities	—	(9,000)	—

Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of the year	—	—	—

Cash and cash equivalents at end of the year	$—	$—	$—

Non-Cash Operating Activity
Issuance of stock options	$—	$—	$8,900
Non-Cash Investing and Financing Activities
Non-cash payment of Senior Notes interest by issue of PIK Notes	$5,803	$6,483	$6,315
Investment in and advances to/from subsidiaries	(5,803)	(6,483)	(6,315)

See notes to the financial statements.

FreightCar America, Inc. (Parent Company)

Schedule I—Condensed Financial Information of Registrant

Notes to the Financial Statements

For the years ended December 31, 2002, 2003, and 2004

(in thousands except share and per share data)

1.    Basis of Presentation

Pursuant to rules and regulations of the Securities and Exchange Commission (“SEC”), the unconsolidated condensed financial statements of FreightCar America, Inc. (the “Company”) do not reflect all of the information and notes normally included with financial statements prepared in accordance with accounting principles generally accepted in the United States of America. Therefore, these financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s registration statement on Form S-1.

Accounting for subsidiaries—The Company has accounted for the earnings of its subsidiaries under the equity method in the unconsolidated condensed financial statements.

Income taxes—Income taxes are computed for the Company in accordance with Statement of Financial Standards No. 109, Accounting for Income Taxes, and reflect the assets and liabilities of the Company on a stand-alone basis. The Company also records the effect of filing consolidated state tax returns with its subsidiaries.

2.    Borrowing Arrangements

Total debt consists of the following:

	December 31,
	2003	2004
Senior Notes (net of unamortized discount of $1,786 and $1,071)	$23,214	$23,929
PIK Notes	14,864	21,179

Total long-term debt	$38,078	$45,108

The Senior Notes have a face value of $25,000 and were issued to certain shareholders of the Company. The Senior Notes bear interest at 15% payable quarterly in cash or, at the election of the Company, through the issuance of additional notes (the “PIK Notes”) which also bear interest at 15%. The Senior Notes will bear interest at 17% payable quarterly beginning on July 1, 2006. The Company must maintain compliance with certain financial covenants under the terms of the Senior Notes. A portion ($9,000) of the PIK Notes was repaid during 2003. The remaining balances outstanding under the Senior Notes and PIK Notes are due on June 30, 2008. The debt discount is being amortized over the life of the Senior Notes using the straight-line method, which approximates the interest method.

The Company has agreed to pay the holders of the Senior Notes (which holders are also stockholders of the Company) financing and management service fees aggregating $100 per year so long as the Senior Notes lenders also each own at least 1,375,000 shares of the Company’s common stock.

The agreements governing the Company’s existing revolving credit facility, its term loan and the Senior Notes require the Company to maintain specified minimum levels of EBITDA (as defined in those agreements) and certain leverage, fixed charge coverage and interest coverage ratios based on EBITDA. The Company was in compliance with such covenants at December 31, 2003. The Company was in violation of certain or all of these financial covenants for the three, six and nine months ended March 31, 2004, June 30, 2004 and September 30, 2004, respectively. As a result, the Company was required to obtain waivers of these defaults from lenders under its existing revolving credit facility, the senior notes and the term loan. In December 2004, the Company obtained waivers of these defaults, as well as prospective waivers for any violations of the financial covenants for the quarter ended December 31, 2004, with respect to its existing revolving credit facility and the senior notes, and through the quarter ended September 30, 2005, with respect to the term loan. If such waivers had not been obtained, the Company’s failure to comply with these covenants would have resulted in an event of default, which may have led to the acceleration of any and all amounts due under its existing revolving credit facility, the senior notes and the term loan. In addition, the Company simultaneously amended the agreements governing its existing revolving credit facility and the senior notes to exclude from the calculation of the minimum EBITDA and EBITDA-based ratios charges of up to $9,200 in connection with the settlement of certain labor disputes, losses on a customer contract for box railcars in 2004 and non-cash expenses relating to its stock option plan. The Company was in compliance with the amended financial covenants as of December 31, 2004. Based on existing executed customer contracts in the Company’s backlog and the resulting projected operating results for 2005, management believes that the Company will meet the amended covenant requirements for the Existing Revolving Credit Facility and the Senior Notes through December 31, 2005 and the covenant requirements for the Term Loan through December 31, 2005.

3. Rights to Additional Acquisition Consideration

Under the share purchase agreement (the “Purchase Agreement”) relating to the acquisition of the Company’s business in 1999 from TTII, the Company was required to pay $20,000 of additional acquisition consideration (the “Rights to Additional Acquisition Consideration”) plus accreted value to TTII upon the occurrence of certain events. These events include an initial public offering satisfying certain conditions, the sale of a majority of the Company’s assets, the repayment of the borrowings under the Prior Term Loan and the Senior Notes, subject to certain conditions, and the liquidation or dissolution of the Company. The amount payable upon a triggering event under the Rights to Additional Acquisition Consideration at redemption is $20,000 plus an accreted value that compounds at a rate of 10% annually, and was $30,990 and $34,089 at December 31, 2003 and 2004, respectively. Subsequent to the closing of the Purchase Agreement, TTII sold its interest in the Rights to Additional Acquisition Consideration to certain stockholders of the Company, one of which subsequently sold all of its Rights to Additional Acquisition Consideration to an unrelated third party.

At the time of the acquisition, the Company recorded an obligation of $8,173, representing the fair value of the Rights to Additional Acquisition Consideration at the time of the acquisition, using a discount rate of 25% and based on an estimated redemption period of seven years. The carrying value of the Rights to Additional Acquisition Consideration accretes annually under the effective interest method.

4.    Redeemable Preferred Stock and Common Stock

Holders of the Company’s preferred stock control a majority of the votes of its board of directors and have the ability to direct the Company to, among other things, repurchase its outstanding securities. Therefore, the Company’s preferred stock may be considered to be redeemable at the option of the holders thereof and the Company has classified its preferred stock on its balance sheet separately rather than as part of stockholders’ equity.

Class A common stock has voting rights. Class B common stock is non-voting. The Series A voting preferred stock and Series B non-voting preferred stock both have a liquidation value of $500 per share and are subject to a 17% cumulative dividend before any dividends may be declared to common stockholders. The Series A voting preferred stock and Series B non-voting preferred stock are redeemable at the option of the Company. Accumulated but undeclared dividends at December 31, 2003 and 2004, respectively, were $3,506 and $4,156 for the Series A voting preferred stock and $1,364 and $1,776 for the Series B non-voting preferred stock.

Common stock and preferred stock were sold to investors for amounts up to $500 per share when America purchased the Company. At that time, certain shareholders purchased the Senior Notes with a $25,000 principal amount plus 5,000 shares of Series A voting preferred stock and 2,750,000 shares of Class A voting common stock for total consideration of $25,000. The amounts allocated to the debt and each equity account were determined based upon an estimated fair value of $500 per share for each share of common stock and preferred stock (the amount paid by unrelated investors) with the residual ($20,000) allocated to the Senior Notes. The Company has never paid dividends on the common or preferred stock.

On December 7, 2004, in accordance with the Company’s existing shareholders’ agreement, the Company’s board of directors approved the grant of certain options to purchase an aggregate of 1,014 Units to certain directors and officers of the Company at an exercise price of $0.01 per Unit. The grant became effective on December 23, 2004. Each Unit consists of 550 shares of Class A voting common stock and one share of Series A voting preferred stock. The Company has recorded a non-cash expense of $8,900 based on the estimated fair value per Unit.

5.    Subsequent Events

On March 9, 2005, the Company signed a Commitment Letter with a bank to replace the existing revolving credit facility with a new revolving credit facility. The proceeds of the new revolving credit facility will be used to finance the working capital requirements of the Company through direct borrowings and the issuance of stand-by letters of credit. The new revolving credit facility will have a total commitment of the lesser of (i) $50 million or (ii) an amount equal to a percentage of eligible accounts receivable plus a percentage of eligible finished inventory plus a percentage of semi-finished inventory with a subfacility for letters of credit totaling $30 million. The term of the new revolving credit facility will be three years from the date of closing and will bear interest at a rate of LIBOR plus an applicable margin of between 1.75% and 3.00% depending on the “Senior Debt Leverage Ratio” or the ratio of consolidated senior debt to consolidated EBITDA as defined in the Commitment Letter. Borrowings under this revolving credit facility will be collateralized by substantially all of the assets of the Company. The new revolving credit facility will have both affirmative and negative covenants similar in nature to those in the existing revolving credit facility including, without limitation, a Maximum Senior Debt Leverage Ratio, Interest Coverage Ratio, Minimum Adjusted Tangible Net Worth and limitations on capital expenditures and dividends. The commitment is conditional upon, among other things, completion of final due diligence by the bank, no material adverse change in the Company’s business and final negotiation of the credit agreement. The Commitment Letter expires on April 30, 2005.

On April 1, 2005, the Company merged FreightCar America, Inc. with and into a newly formed, wholly owned subsidiary. The new subsidiary is authorized to issue 50 million shares of common stock with a par value of $0.01 per share, and 2.5 million shares of preferred stock with a par value of $0.01 per share. As a result of the merger, all of the holders of the issued and outstanding shares of Class A voting common stock and Class B non-voting common stock received, in exchange for their shares, such number of shares of the common stock of the new subsidiary equal to the aggregate number of their shares multiplied by 550. The holders of the issued and outstanding shares of Series A voting preferred stock and Series B non-voting preferred stock received, in exchange for their shares and on a one-for-one basis, shares of the subsidiary’s Series A voting preferred stock and Series B non-voting preferred stock with identical terms (except the Company changed the par value of the Series A voting preferred stock and the Series B non-voting preferred stock from $500 per share to $0.01 per share and changed the liquidation preference of the Series A voting preferred stock and the Series B non-voting preferred stock to include the value of the accrued liquidation preference of the pre-merger shares of preferred stock). Immediately following the merger, the subsidiary, which is the surviving corporation in the merger, changed its name to “FreightCar America, Inc.” All per common share amounts and common shares outstanding have been restated for all periods presented to reflect the effect of the merger described above. Authorized shares have not been restated.

The Company intends to use a portion of the proceeds from the proposed initial public offering of its common stock and available cash to pay amounts due under the Rights to Additional Acquisition Consideration. Because the total accrued amount payable under the Rights to Additional Acquisition Consideration of $34,089 will exceed the total recorded liability at December 31, 2004 of $28,581 with respect to the Rights to Additional Acquisition Consideration, the Company will record a charge to its Consolidated Statements of Operations for the difference between the recorded liability and the amount payable in the period in which the proposed initial public offering closes.

FreightCar America, Inc. and Subsidiaries

Schedule II—Valuation and Qualifying Accounts

For the Years Ended December 31, 2002, 2003 and 2004

(in thousands)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Accounts Charged Off and Recoveries of Amounts Previously Written Off	Balance at End of Period

Year Ended December 31, 2002
Allowance for doubtful accounts	$63	$50	$—	$113
Deferred tax assets valuation allowance	2,401	239	—	2,640

Year Ended December 31, 2003
Allowance for doubtful accounts	$113	$—	$—	$113
Deferred tax assets valuation allowance	2,640	427	—	3,067

Year Ended December 31, 2004
Allowance for doubtful accounts	$113	$31	$(28)	$116
Deferred tax assets valuation allowance	3,067	728	—	3,795

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Underwriting Agreement by and among UBS Securities LLC, Jefferies & Company, Inc., CIBC World Markets Corp., LaSalle Debt Capital Markets, A Division of ABN AMRO Financial Services, Inc., FreightCar America, Inc. and certain stockholders of FreightCar America, Inc.

2.1**	Share Purchase Agreement, dated as of May 10, 1999, between Johnstown America Industries, Inc. and Rabbit Hill Holdings, Inc. (now known as FreightCar America, Inc.).

2.2**	Amendment No. 1 to the Share Purchase Agreement, dated as of June 3, 1999, between Johnstown America Industries, Inc. and Rabbit Hill Holdings, Inc.

3.9**	Certificate of Incorporation of FreightCar America, Inc.

3.10**	By-laws of FreightCar America, Inc.

3.11**	Certificate of Ownership and Merger of FreightCar America, Inc. into FCA Acquisition Corp.

3.12**	Form of Amended and Restated By-laws of FreightCar America, Inc.

4.1**	Shareholders’ Agreement, dated as of June 3, 1999, by and among Rabbit Hill Holdings, Inc., Hancock Mezzanine Partners, L.P., John Hancock Mutual Life Insurance Company, Caravelle Investment Fund, L.L.C., Johnstown America Industries, Inc., Camillo M. Santomero, III and the investors listed on Exhibit A attached thereto.

4.2**	Amendment No. 1 to Shareholders’ Agreement, dated as of February 15, 2001, by and among Rabbit Hill Holdings, Inc., Hancock Mezzanine Partners, L.P., John Hancock Mutual Life Insurance Company, Caravelle Investment Fund, L.L.C., Transportation Technologies Industries, Inc. (formerly Johnstown America Industries, Inc.), Camillo M. Santomero, III, Transportation Investment Partners, L.L.C. and the investors listed on Exhibit A attached thereto.

4.3**	Form of Registration Rights Agreement, by and among FreightCar America, Inc., Hancock Mezzanine Partners, L.P., John Hancock Life Insurance Company, Caravelle Investment Fund, L.L.C., Trimaran Investments II, L.L.C., Camillo M. Santomero, III, and the investors listed on Exhibit A attached thereto.

4.4**	Specimen Common Stock Certificate of FreightCar America, Inc.

5.1**	Opinion of Winston & Strawn LLP.

10.1**	Employment Agreement, dated as of December 17, 2004, between FreightCar America, Inc. and John E. Carroll, Jr.

10.1.1**	Amendment to Employment Agreement, dated as of March 11, 2005, between FreightCar America, Inc. and John E. Carroll, Jr.

10.2**	Employment Agreement, dated as of November 22, 2004, between JAC Holdings International, Inc. and Kevin P. Bagby.

10.3**	Amendment to Employment Agreement, dated as of December 21, 2004, between FreightCar America, Inc. and Kevin P. Bagby.

10.4**	Employment Agreement, dated as of December 20, 2004, between FreightCar America, Inc. and Edward J. Whalen.

10.5**	Employment Agreement, dated as of December 20, 2004, between FreightCar America, Inc. and Glen T. Karan.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.6**	Form of 2005 Long-Term Incentive Plan and Form of Option Agreement.

10.7**	Deferred Financing Fee Agreement, dated as of June 3, 1999, between Rabbit Hill Holdings, Inc. and Caravelle Investment Fund, L.L.C.

10.7.1**	Amendment to Deferred Financing Fee Agreement, dated as of March 7, 2005, between FreightCar America, Inc. and Caravelle Investment Fund, L.L.C.

10.8**	Management Services Agreement, dated as of June 3, 1999, between Rabbit Hill Holdings, Inc. and Hancock Mezzanine Partners, L.P.

10.8.1**	Amendment to Management Services Agreement, dated as of March 7, 2005, between FreightCar America, Inc. and Hancock Mezzanine Partners, L.P.

10.9**	Management Services Agreement, dated as of June 3, 1999, between Rabbit Hill Holdings, Inc. and John Hancock Mutual Life Insurance Company.

10.9.1**	Amendment to Management Services Agreement, dated as of March 7, 2005, between FreightCar America, Inc. and John Hancock Life Insurance Company.

10.10**	Consulting Agreement, dated as of June 3, 1999, between Rabbit Hill Holdings, Inc., Johnstown America Corporation, Freight Car Services, Inc., JAIX Leasing Company and JAC Patent Company and James D. Cirar.

10.10.1**	Amendment to Consulting Agreement, dated March 7, 2005, between FreightCar America, Inc. and James D. Cirar.

10.11**	Management Agreement, dated as of June 3, 1999, between Rabbit Hill Holdings, Inc., JAC Intermedco, Inc., JAC Operations, Inc., Johnstown America Corporation, Freight Car Services, Inc., JAIX Leasing Company and JAC Patent Company and Camillo M. Santomero, III.

10.11.1**	Amendment to Management Agreement, dated as of March 7, 2005, among FreightCar America, Inc., JAC Intermedco, Inc., JAC Operations, Inc., Johnstown America Corporation, Freight Car Services, Inc., JAIX Leasing Company and JAC Patent Company and Camillo M. Santomero, III.

10.12**	Management Services Agreement, dated as of June 3, 1999, among Rabbit Hill Holdings, Inc., JAC Intermedco, Inc., JAC Operations, Inc., Johnstown America Corporation, Freight Car Services, Inc., JAIX Leasing Company and JAC Patent Company.

10.12.1**	Amendment to Management Agreement, dated as of March 7, 2005, among FreightCar America, Inc., JAC Intermedco, Inc., JAC Operations, Inc., Johnstown America Corporation, Freight Car Services, Inc., JAIX Leasing Company and JAC Patent Company.

10.13**	Purchase Agreement, dated as of June 3, 1999, between Rabbit Hill Holdings, Inc. and Caravelle Investment Fund, L.L.C., Hancock Mezzanine Partners, L.P. and John Hancock Mutual Life Insurance Company for the purchase of $25,000,000 aggregate principal amount of 15% Senior Notes due 2006, 5,000 shares of Series A voting preferred stock and 5,000 shares of Class A common stock.

10.14**	Form of 15% Senior Note due 2006.

10.15**	Waiver and Amendment No. 1 to Purchase Agreement, dated as of September 11, 2003, by and among JAC Holdings International, Inc., Caravelle Investment Fund, L.L.C., Hancock Mezzanine Partners, L.P. and John Hancock Mutual Life Insurance Company.

10.16**	Form of 15% Senior Note due 2008.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.17**	Purchase Agreement, dated as of February 20, 2001, by and among Transportation Technologies Industries, Inc. and Transportation Investment Partners, L.L.C., Caravelle Investment Fund, L.L.C., Camillo M. Santomero, III and the Purchasers listed on Schedule A thereto.

10.18**	Credit Agreement, dated as of September 11, 2003, among Johnstown America Corporation, Freight Car Services, Inc., JAC Operations, Inc. and JAIX Leasing Company and LaSalle Bank National Association.

10.19**	Credit Agreement, dated as of October 17, 2003, among Johnstown America Corporation, Freight Car Services, Inc., JAC Operations, Inc., JAIX Leasing Company, JAC Holdings International, Inc., JAC Intermedco, Inc. and JAC Patent Company and General Electric Capital Corporation.

10.20**	Purchase Agreement, dated as of November 19, 2003, by and among Caravelle Investment Fund, L.L.C. and GoldenTree High Yield Master Fund, Ltd., II, LLC, GoldenTree High Yield Opportunities I, LP GoldenTree High Yield Opportunities II, L.P., GoldenTree High Yield Value Master Fund, L.P., Safety National Casualty Corporation and Delphi Financial Group.

10.21**	Waiver and First Amendment to LaSalle Credit Agreement, First Amendment to Subordination Agreement, and Reaffirmation of Guaranties and Subordination Agreement, dated as of December 17, 2004, by and among Johnstown America Corporation, Freight Car Services, Inc., JAC Operations, Inc., JAIX Leasing Company, JAC Holdings International, Inc., JAC Intermedco, Inc., JAC Patent Company, LaSalle Bank National Association and those individuals and entities identified on Schedule A thereto.

10.22**	Waiver and Amendment to Purchase Agreement, dated as of December 17, 2004, by and among JAC Holdings International, Inc. and the Purchasers identified on Schedule A thereto.

10.23**	Letter of Waiver, dated as of December 21, 2004, by General Electric Capital Corporation under the Credit Agreement, dated as of October 17, 2003, among Johnstown America Corporation, Freight Car Services, Inc., JAC Operations, Inc., JAIX Leasing Company, JAC Holdings International, Inc., JAC Intermedco, Inc. and JAC Patent Company and General Electric Capital Corporation.

10.24**	Letter of Waiver, dated December 29, 2004, by LaSalle Bank National Association.

10.25**	Letter of Waiver, dated December 29, 2004, by the Purchasers named therein.

10.26**	Letter of Waiver, dated December 29, 2004, by General Electric Capital Corporation.

10.27**†	Lease Agreement, dated as of December 20, 2004, by and between Norfolk Southern Railway Company and Johnstown America Corporation.

10.28**	Commitment letter and term sheet from LaSalle Bank National Association regarding $50.0 million senior secured revolving credit facility.

10.29**	Management Incentive Plan of Johnstown America Corporation.

10.30**	Form of Nomination Agreement between FreightCar America, Inc. and each of Caravelle Investment Fund, L.L.C., Trimaran Investments II, L.L.C. and Camillo M. Santomero, III.

21.1**	Subsidiaries of FreightCar America, Inc.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.2**	Consent of Winston & Strawn LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature page of FreightCar America, Inc.).

99.1**	Consent of Robert N. Tidball.

99.2**	Consent of S. Carl Soderstrom, Jr.

**	Previously filed.
†	Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.